UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June 2008.

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
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(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)
Date June 30, 2008	By:	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

ANNOUNCEMENT

The board of directors (the “Board”) of China Eastern Airlines Corporation Limited (the “Company”) announces the results of an annual general meeting (“AGM”) of the Company held in Shanghai, the People’s Republic of China (the “PRC”) on Monday, 30 June 2008.

Reference is made to the Company’s notice of the AGM (the “AGM Notice”) and the circular both dated 13 May 2008 (the “Circular”). Terms defined in the Circular shall have the same meanings when used herein unless otherwise specified.

RESULTS OF THE AGM

The AGM was held at Meeting Centre, Shanghai Homeyo Hotel (上海航友賓館), 2550 Hongqiao Road, Shanghai, the PRC on Monday, 30 June 2008. Shareholders representing 3,251,040,427 shares of the Company were present, in person or by proxy, at the AGM. The AGM was validly convened in compliance with the relevant requirements under the Company Law of the PRC and the articles of association of the Company.

As mentioned in the Circular, CEA Holding and its associates, holding 2,904,000,000 shares of the Company, were required to abstain, and have abstained, from voting in respect of Ordinary Resolutions Nos. 6 and 7 proposed for approval at the AGM. As such, (i) shareholders representing 1,962,950,000 shares of the Company were entitled to attend and vote for or against Ordinary Resolutions Nos. 6 and 7 proposed for approval at the AGM, and shareholders representing 347,040,427 shares out of such 1,962,950,000 shares of the Company were present at the AGM, in person or by proxy, to vote in respect of Ordinary Resolutions Nos. 6 and 7; and (ii) shareholders representing 4,866,950,000 shares of the Company (i.e., the Company’s entire issued share capital) were entitled to attend and vote for or against all of the Ordinary Resolutions (except for the Ordinary Resolutions Nos. 6 and 7) and the Special Resolutions proposed for approval at the AGM, and shareholders representing 3,251,040,427 shares out of such 4,866,950,000 shares of the Company were present at the AGM, in person or by proxy, to vote in respect of all of the Ordinary Resolutions (except for the Ordinary Resolutions Nos. 6 and 7) and the Special Resolutions.

No shareholder of the Company was required to vote only against any of the resolutions proposed at the AGM.

Each resolution proposed for approval at the AGM was taken on poll. Hong Kong Registrars Limited, the Company’s H Shares registrar, was appointed as the scrutineer for the purpose of vote-taking at the AGM. The resolutions set out below are in the same order and correspond to those set out in the AGM Notice. The poll results in respect of the resolutions proposed for approval at the AGM were set out as follows:

Total number of shares represented by votes (Approximate % *)
		For	Against	Abstain
ORDINARY RESOLUTIONS
1.	To approve the report of the Board for the year 2007	3,176,066,491 (99.9920%)	216,700 (0.0068%)	35,936 (0.0012%)
2.	To approve the report of the supervisory committee of the Company for the year 2007	3,176,016,491 (94.9905%)	266,700 (0.0084%)	35,936 (0.0011%)
3.	To approve the audited financial statements and the auditors’ reports for the year 2007	3,176,173,491 (99.9952%)	116,700 (0.0037%)	35,936 (0.0011%)
4.
To approve the re-appointments of 普華永道中天會計師事務所有限公司 (PricewaterhouseCoopers, Zhong Tian CPAs Limited Company) as the Company’s PRC domestic auditors for the financial year ending 31 December 2008 and PricewaterhouseCoopers, Certified Public Accountants as the Company’s international auditors for the financial year ending 31 December 2008, and to authorise the Board to determine and finalise their remuneration
		3,249,987,291 (99.9676%)	1,017,200 (0.0313%)	35,936 (0.0011%)
5.	To approve the Company’s profit distribution proposal for the year 2007	3,243,470,591 (99.9944%)	147,000 (0.0045%)	35,936 (0.0011%)
6.
To approve, confirm and ratify a conditional financial services agreement dated 29 April 2008 entered into between the Company and 東航集團財務有限責任公司 (Eastern Air Group Finance Company Limited) and all transactions thereunder and the relevant associated maximum aggregate annual values in such terms as set out in Ordinary Resolution No. 6 of the AGM Notice
		188,746,376 (55.5709%)	150,867,215 (44.4185%)	35,936 (0.0106%)

Total number of shares represented by votes (Approximate % *)
		For	Against	Abstain
ORDINARY RESOLUTIONS
7.
To approve, confirm and ratify the conditional catering services agreement dated 29 April 2008 entered into between the Company and 東方航空食品投資有限公司 (Eastern Air Catering Investment Co. Ltd.) and all transactions thereunder and the associated maximum aggregate annual values in such terms as set out in Ordinary Resolution No. 7 of the AGM Notice
		332,155,091 (97.7935%)	7,458,500 (2.1959%)	35,936 (0.0106%)
SPECIAL RESOLUTIONS
8.	To approve the issue of short-term debenture by the Company in such terms as set out in Special Resolution No. 8 of the AGM Notice	3,013,332,476 (93.3036%)	216,230,215 (6.6953%)	35,936 (0.0011%)
9.	To authorise the granting of a general mandate to the Board to issue shares of the Company in such terms as set out in Special Resolution No. 9 of the AGM Notice	3,018,851,576 (93.0715%)	224,696,015 (6.9274%)	35,936 (0.0011%)

*	The percentage of voting is based on the total number of shares held by the Independent Shareholders who attended and voted at the AGM in person or by proxy.

Based on the above poll results, all of the Ordinary Resolutions and the Special Resolutions were passed.

Please refer to the AGM Notice for the full version of the above resolutions.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

The Company’s directors as at the date of this announcement are:

Li Fenghua	(Chairman, Non-executive Director)
Li Jun	(Vice Chairman, Non-executive Director)
Cao Jianxiong	(President, Executive Director)
Luo Chaogeng	(Non-executive Director)
Luo Zhuping	(Executive Director)
Hu Honggao	(Independent non-executive Director)
Peter Lok	(Independent non-executive Director)
Wu Baiwang	(Independent non-executive Director)
Zhou Ruijin	(Independent non-executive Director)
Xie Rong	(Independent non-executive Director)

Shanghai, the PRC
30 June 2008